Mary Beth Breslin

Industry Officer Chief

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

December 22, 2023

Re:	ERC Communities 1, Inc.

Offering Statement on Form 1-A

Filed November 8, 2023

File No. 024-12355

Dear. Ms. Breslin,

Thank you for your comments dated December 5, 2023 regarding the Offering Statement on Form 1-A of ERC Communities 1, Inc. filed on November 8, 2023 (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Offering Statement on Form 1-A filed November 8, 2023

General

1.	Please revise to reconcile your disclosure regarding the management fee, which states that the monthly management fee is 3.0% of assets under development, with the management services agreement, which states that the monthly management fee is the greater of $80,000 or 3.0% of gross revenue.

An incorrect agreement had been inadvertently included as an exhibit, and the correct agreement has been filed as Exhibit 6.1.

2.	To the extent you are no longer offering shares of your Class A Preferred Stock, please revise the disclosure on your website located at https://erccommunities.com to clearly distinguish between the offering of your Class A Preferred Stock and this offering. As non-exclusive examples only, we note disclosure on your website regarding a 10% annual dividend, paid quarterly, and a share price of $12.50. We also note the "INVEST NOW" link, leading to a page that appears to be maintained by DealMaker, which page includes (i) disclosure suggesting the company's offering has closed and (ii) a "Follow ERC COMMUNITIES 1, INC." button leading to testing the waters materials that appear to be related to the offering of your Class A Preferred Stock.

The websites were for the prior offering and were kept up erroneously, they have been removed.

Cover Page

3.	Please revise to disclose that the offering price has been arbitrarily determined by the company.

The Company has revised the disclosure on the cover and in the Plan of Distribution section.

4.	Please revise to disclose, if true, that the company does not currently intend to list its Class A Common Stock for trading on a national securities exchange or to apply for trading or quotation of its Class A Common Stock on an over-the-counter market, and investors should therefore be prepared to hold their shares indefinitely.

The Company has revised the disclosure on the cover and in the Plan of Distribution section.

5.	We note your disclosure that the company may undertake one or more closings on a rolling basis. As applicable, please revise to clarify when an initial closing will take place and when any subsequent closing following such initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Additionally, please revise your Plan of Distribution section consistent with the revisions to the cover page.

The Company has revised the disclosure on the cover and in the Plan of Distribution section.

6.	Please revise to indicate the number of votes each Class A Preferred Stock is entitled to.

The Company has revised the disclosure on the cover.

Plan of Distribution, page 18

7.	Please revise to specify the location of the blogs and other social media you will use to provide notification of the Offering.

The Company has revised the disclosure on page 18.

8.	Please revise your disclosure to clarify that the offering may not extend beyond 3 years from the initial qualification date. Also revise your cover page as appropriate. See Rule 251(d)(3)(i)(F).

The Company has revised the disclosure on the cover and in the Plan of Distribution section.

Process of Subscribing, page 20

9.	We note your reference to “selling stockholders” in this section. Please advise or revise as appropriate.

The Company has revised the language to remove the reference.

The Company’s Business

Overview, page 23, page 23

10.	Please revise your statistics table reflecting the three properties to include the interest rates on the noted financings.

The Company has revised the tables as requested.

Conflicts of Interest, page 30

11.	Please revise to disclose to what extent, if any, the involvement of each of Mr. Ellenburg and Mr. Koenig with ERC Homes, LLC presents a conflict of interest with your business and operations.

The Company has revised this section as requested. ERC Homes, LLC was dissolved on September 23, 2022.

Receipt of Fees and Other Compensation by ERC Parent and its Affiliates, page 30

12.	Revise to address all the fees to ERC Parent and its affiliates that will be paid by the company. Also address all the fees to ERC Parent and its affiliates in the Summary section beginning on page 3.

The Company has added a table outlining the fees on page 30 and including additional disclosure on in Summary on page 4.

Liquidity and Capital Resources, page 32

13.	We note that the $1,200,000 note payable matured March 6, 2023 but is still reflected in the company's consolidated balance sheet as of June 30, 2023. Please revise to disclose whether ERC Zephyrhills, LLC exercised the two, six-month extensions, including any extension fees paid; or whether the maturity date of the note was otherwise modified, including any consideration given for such modification.

The Company has revised the language on page 32.

14.	Please revise to disclose the interest rate and maturity date of the $367,000 note payable.

The Company has revised the language on page 32.

Directors, Executive Officers and Significant Employees, page 33

15.	Please clarify whether David Morris III is an executive of the company. We note your risk factor “ERC 1 depends on a small management team …”, on page 11, names David Morris III as an executive of the company.

The Company has amended the language in the risk factor, on page 11 and on page 33 to clarify the Mr. Morris is an independent contractor (not an employee) of ERC Parent.

Security Ownership of Management and Certain Securityholders, page 35

16.	Please revise to also address the group of all executive officers and directors as a group.

The Company has amended the disclosure on page 35 to state that no officers or directors own stock of the Company.

Interest of Management and Others in Certain Transactions, page 36

17.	We note you indicate that ERC Parent and various of its shareholders have advanced working capital to the company. Please revise to indicate the amounts advanced from ERC Parent and each of its shareholders, who advanced working capital, during 2022 and during 2023. Also clarify what these parties received when the advances were converted into Additional Paid-in Capital in 2022 and 2023. Provide all the disclosure required by Item 13(a) of Part II of Form 1-A for each transaction.

The Company amended the disclosure on page 36 to clarify that only ERC Parent has advanced working capital to the Company.

18.	Please revise to address the amounts earned and/or paid to ERC Parent in 2021 and 2022 along with the current year pursuant to the management services agreement. See Item 13(a) of Part II of Form 1-A.

The Company amended the disclosure on page 36.

19.	We note your statement that “some of the parties involved with the operation and management of the company … have other relationships that may create disincentives to act in the best interest of the company and its investors.” Please clarify if they have other relationships beyond the involvement with GolfSuites and GolfSuites’ subsidiaries.

Management does not have other relationships beyond the involvement with GolfSuites and GolfSuites’ subsidiaries. The Company amended the disclosure on page 36.

Forum Selection Provisions, page 39

20.	Please revise to reconcile your disclosure regarding Section 6 of the subscription agreement, which states that the Court of Chancery in the State of Delaware is the exclusive forum, with the subscription agreement itself, which states that any state or federal court located within the State of Delaware is the exclusive forum.

The Company has revised language on page 16, 17, 18, 39 and Exhibit 4.1 to reconcile the language.

Independent Auditor's Report, page F-2

21.	It appears that the license of your auditor may have expired on August 31, 2023. Please confirm the status of the license and explain to us how the qualifications of your independent accountant comply with Rule 2-01(a) of Regulation S-X, which requires that a certified public accountant be registered and in good standing under the laws of the place of their principal office. Refer to Part F/S(c)(iii) of Form 1-A.

The Company can confirm that the license of our auditor is registered and in good standing under the laws of Colorado.

Thank you again for the opportunity to respond to your questions to the Offering Statement on Form 1-A of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law, LLP

Cc:	Gerald Ellenburg, CEO ERC Communities 1, Inc.
Eric McPhee, Securities and Exchange Commission
Isaac Esquivel, Securities and Exchange Commission
Benjamin Holt, Securities and Exchange Commission
David Link, Securities and Exchange Commission

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